**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 18, 2016**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Rayonier Advanced Materials Inc.**


**File No. 1-36285 - CF#33255**


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Rayonier Advanced Materials Inc.  submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10 filed on March 31, 2014 and Form 8-K filed on December 1, 2015.

Based on representations by Rayonier Advanced Materials Inc.  that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|--------------------------------|
| 10.7 | 10 | March 31, 2014 | through December 31, 2019 |
| 10.8 | 10 | March 31, 2014 | through December 31, 2019 |
| 10.1 | 8-K | December 1, 2015 | through December 31, 2019 |


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary